[Veritek Manufacturing Services Letterhead]

August 2, 2006

Mr. Myron Levy
Vice Chairman & CEO
Herley Industries Inc.
101 North Pointe Blvd
Lancaster, PA 17601

Dear Mr. Levy:

Veritek Manufacturing Services LLC and its affiliated entities are the beneficial owner of over 4% of the outstanding Common Stock of Herley Industries, Inc. ("Herley" or the "Company"). For two months now, our Managing Director, Brian Kahn, has repeatedly attempted to communicate with you about our interest in pursuing a business combination with Herley. While we enjoyed brief conversations with President John Kelly in June, for the last 30 days all communication lines have been cut off completely. Therefore, we are left with no alternative but to send this formal letter to the entire board.

Veritek Manufacturing Services, LLC, is a manufacturer of complex electronic components and assemblies with operations in the United States and Mexico.
We would like the opportunity to discuss the potential business combination of Herley and Veritek. Subject to satisfactory completion of due diligence, we believe a combination of Herley and Veritek could generate consideration for Herley shareholders in excess of $15.00 per share, a significant premium to the current stock price of $10.50. We believe Herley's assets possess significant value but that time is of the essence. We believe new ownership and management of Herley assets would be viewed favorably by its customers, vendors, employees, and shareholders alike. A prompt conclusion to the recent turmoil at Herley would also alleviate risks of employee defection while increasing the chances of maintaining the highest level of service for Herley's customers.

Once given the opportunity, Veritek is in position to complete due diligence expeditiously, and without further disruption to Herley's business.

To reiterate, Veritek has a strong interest in pursuing a strategic business combination with Herley and we believe such a combination would be beneficial for all stakeholders in both companies. We request the opportunity to properly investigate such a transaction. Please call me at (407) 909-8015 to discuss.

Sincerely,

/s/ Brian Kahn
-----------------------
Brian Kahn
Managing Director, Veritek Manufacturing Services LLC

cc:	Admiral Edward K. Walker, Jr. (Ret.), Director
	Dr. Edward A. Bogucz, Director
	Adm. Robert M. Moore (Ret.), Director
	Mr. John A. Thonet, Director and Secretary
	Mr. Carlos C. Campbell, Director
	Mr. John M. Kelly, President

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